February 14, 1996


Securities and Exchange
Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Schedule 13G Logansport Financial Corp.

Dear Sirs:

This notice is to inform you of an electronic filing (via
EDGAR), for SoGen International Fund, Inc., a Maryland corporation (the "Fund"), and its investment adviser, Societe Generale Asset Management Corp., a Delaware corporation (the "Adviser"), of Schedule 13G pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, as amended, relating to the ownership by the Fund of common stock of Logansport Financial Corp., an Indiana corporation. The Fund is an investment company registered as such under Section 8 of the Investment Company Act of 1940, as amended, and the Adviser is an investment adviser registered as such under Section 203 of the Investment
Advisers Act of 1940, as amended.

The filing fee of $100.00 payable to the Commission pursuant to Rule 13d-7 has been wired to your account at Mellon Bank. The Schedule 13G has been sequentially numbered in conformity with Rule 0-3(b).

Should you have any further concerns or require additional information do not hesitate to contact Margaret Hartman at 212 278-5848.


Sincerely yours,



/s/ Philip J. Bafundo
Philip J. Bafundo
Secretary

Enclosures

cc:    Logansport Financial Corp.
                   National Association of Securities

Dealers, Inc.



                                        3045



SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC  20549
SCHEDULE 13G

Information statement pursuant to Rule 13d-1 and 13d-2
(Amendment No.  )(1)

Logansport Financial Corp.
(Name of issuer)

Common Stock No Par Value Per Share (Title of class of securities)

541209102
(CUSIP number)

Check the following box if a fee is being paid with this statement [x].(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule13d-7.)

(Continued on following page (s))

(Page 1 of 6 Pages)
_________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.).



13G

Page 2 of 6 Pages
CUSIP No. 541209102

1.   NAME OF REPORTING PERSONS S.S. OR I.R.S
IDENTIFICATION
     NO.OF ABOVE PERSONS

          SoGen International Fund, Inc. 132672902


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)   [ ]
(b)   [ ]


3.   SEC USE ONLY


4.   CITIZENSHIP OF PLACE OF ORGANIZATION

     Maryland

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH


5.   SOLE VOTING POWER

     0


6.   SHARED VOTING POWER

         90,000 Shared with its investment adviser, Societe
Generale Asset Management   Corp.


7.   SOLE DISPOSITIVE POWER

     0


8.   SHARED DISPOSITIVE POWER

         90,000 Shared with its investment adviser, Societe
Generale Asset Management   Corp.

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING
     PERSON

     90,000


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES
     CERTAIN SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.80%


12.  TYPE OF REPORTING PERSON*

     IV


* SEE INSTRUCTIONS BEFORE
FILLING OUT 13G
Page 3 of 6 Pages


CUSIP No. 541209102


1.   NAME OF REPORTING PERSONS S.S. OR I.R.S.
IDENTIFICATION
NO. OF                                  ABOVE PERSONS

      Societe Generale Asset Management Corp. 133557071


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)   [ ]
(b)   [ ]


3.   SEC USE ONLY


4.   CITIZENSHIP OF PLACE OF ORGANIZATION

     Delaware

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH


5.   SOLE VOTING POWER

     0


6.   SHARED VOTING POWER

     90,000 Shared with its investment advisory client, SoGen International Fund, Inc.


7.   SOLE DISPOSITIVE POWER

     0


8.   SHARED DISPOSITIVE POWER

     90,000 Shared with its investment advisory client, SoGen International Fund, Inc.


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING
PERSON

     90,000


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(9)EXCLUDES
CERTAIN SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.80%


12.  TYPE OF REPORTING PERSON*

     IA


* SEE INSTRUCTIONS BEFORE FILLING OUT




                        SCHEDULE 13G
    UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1

(a) Name of Issuer: Logansport Financial Corp. (the
"Issuer").

(b) Address of Issuer's Principal Executive
Offices: 723 East Broadway, Logansport,
Indiana 46947.



Item 2


(a) Names of Persons Filing: SoGen International Fund,
Inc., a Maryland corporation (the "Fund"), and its investment adviser Societe Generale Asset Management Corp., a Delaware corporation (the "Adviser").

(b) Address of Principal Business Office: The principal business offices of the Fund and the Adviser are located at 1221 Avenue of the Americas, New York, NY 10020.

(c) Citizenship: The Fund is a Maryland
corporation. The Adviser is a Delaware corporation.

(d) Title of Class of Securities: Common Stock No Par Value
Per Share (the "Shares"). (e) CUSIP Number: 541209102 Item
3

The persons filing this Schedule 13G are: (c) an investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the
"Fund"), and(d) an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended (the "Adviser").

Schedule 13G
Item 4

Ownership

(a) Amount Beneficially Owned:  The Fund beneficially owns

90,000 Shares.  The Adviser, by virtue of its powers under

its investment advisory contract with the Fund, may be

deemed to be a beneficial owner of such Shares

(b) Percentage of class: The Fund beneficially owns 6.80%

of the outstanding Shares. The Adviser may be deemed to be the beneficial owner of 6.80% of the outstanding Shares.
(c)
Number of Shares As to Which Such Persons Have: (i) sole power to vote or direct the vote: 90,000




(ii)  shared power to vote or direct the
vote:

None


(iii) sole power to dispose or to direct the disposition of

90,000

(iv) shared power to dispose or to direct the disposition of:

None


Item 5

Ownership of Five Percent or Less of a Class

Not Applicable.


Item 6

Ownership of More Than Five Percent on Behalf of Another
Person

Not Applicable.

Item 7
Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported On By the Parent
Holding Company Not Applicable.
Item 8
Identification and Classification of Members of the Group
Not Applicable.
Item 9
Notice of Dissolution of Group
Not Applicable.

Schedule 13G




Item 10


Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 14,1996

SOGEN INTERNATIONAL FUND, INC.
By:        /s/ Jean-Marie Eveillard
Jean Marie Eveillard President

SOCIETE GENERALE ASSET MANAGEMENT CORP. By: /s/
Jean Marie Eveillard
Jean Marie Eveillard

President